EXHIBIT 1

NEWS For Immediate Release	03-002 Date: March 24, 2003 Contact: Investor/Media Relations: Pat Freeman Phone (403) 225-7193 Fax (403) 225-7609

Agrium enters auction for Farmland’s U.S. nitrogen assets	E-mail: investor@agrium.com WWW: http://www.agrium.com

CALGARY, Alberta –Agrium Inc. (TSX and NYSE: AGU) announced that on March 21, 2003, it submitted a qualifying bid for the U.S. nitrogen asset auction conducted by Farmland Industries Inc. scheduled to commence March 26, 2003. The assets for sale include nitrogen production plants in Beatrice, Nebraska; Dodge City, Kansas; Enid, Oklahoma and Fort Dodge, Iowa along with certain other storage and distribution assets. Agrium’s entry to the auction required a bid to be submitted of at least 103.5 percent of the lead bid. Agrium’s bid was $22-million in cash, the assumption of $33-million of lease obligations and the purchase of inventory at closing.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.